Exhibit (d)(2)

PARNASSUS INCOME FUNDS

AMENDED AND RESTATED EXPENSE CAP AGREEMENT

This Amended and Restated Expense Cap Agreement, made and effective as of May 1, 2024, is between Parnassus Investments, LLC, as investment adviser (the “Adviser”), and Parnassus Income Funds (the “Trust”).

WHEREAS, the Trust is comprised of the following two portfolios: the Parnassus Core Equity Fund and the Parnassus Fixed Income Fund (collectively, the “Funds”); and

WHEREAS, the Adviser has been reimbursing the Funds for expenses that exceed certain voluntary expense limits; and

WHEREAS, the Adviser wishes to change its voluntary agreement to limit expenses of the Funds and waive certain fees, and commit to those limits for a period of time; and

WHEREAS, shareholders of the Funds benefit from any expense limits agreed to by the Adviser.

NOW, THEREFORE, the Trust and the Adviser agree to expense limits and fee waiver on the annual operating expenses of the Funds, as follows:

Fund	Expense Limits and Fee Waiver
Parnassus Core Equity Fund	(Expense Limits Effective as of 5/1/2024)

Investor Class	0.82% (as a percentage of average net assets)
Institutional Class	0.61% (as a percentage of average net assets)

Parnassus Fixed Income Fund	(Expense Limits and Fee Waiver Effective as of 5/1/2024)

Investor Class	0.58% (as a percentage of average net assets)
Institutional Class	0.39% (as a percentage of average net assets)
Both Classes	Waive 0.10% of Adviser’s management fee

The Adviser agrees to continue these expense limits and fee waiver through April 30, 2025.

IN WITNESS WHEREOF, the parties have signed this agreement as of the day and year first above written.

PARNASSUS INVESTMENTS

By:	/s/ Benjamin E. Allen
Name:	Benjamin E. Allen
Title:	CEO
Date:	March 27, 2024

PARNASUSS FUNDS

By:	/s/ John V. Skidmore II
Name:	John V. Skidmore II
Title:	Secretary
Date:	March 27, 2024